 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

Lyft, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-38846	20-8809830
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

185 Berry Street, Suite 400 San Francisco, California	94107
(Address of principal executive offices)	(Zip Code)
Erin Brewer
Chief Financial Officer
(844) 250-2773
(Name and telephone number, including area code,
of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.
☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2025.

Section 1 – Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
Information required by this Item is incorporated by reference to the Conflict Minerals Report attached hereto as Exhibit 1.01.
A copy of this Form SD, including the Lyft, Inc. Conflict Minerals Report, is publicly available at https://investor.lyft.com/governance/sustainability-impact.
Item 1.02 Exhibit
The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.
Section 3 – Exhibits
Item 3.01 Exhibits
The following exhibit is filed as part of this Report.

Exhibit No.	Description
1.01	Conflict Minerals Report of Lyft, Inc. for the reporting period from January 1, 2025 to December 31, 2025

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: June 1, 2026	LYFT, INC.
	By:	/s/ Erin Brewer
Erin Brewer
Chief Financial Officer